1314 Main Street, Suite 102
Louisville, CO 80027
Phone: 617-243-0060
Fax: 617-243-0066

November 21, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: David Lin

Re:     Payment Data Systems, Inc.
Registration Statement on Form S-3
Filed October 27, 2017
File No. 333-221178

Dear Mr. Lin:

I am securities counsel to Payment Data Systems, Inc., a Nevada corporation (the “Company”). The Company received two comments from staff of the Securities and Exchange Commission (the "Staff") via telephone regarding the above referenced registration statement.

Comment 1: Please include a sentence on the cover page of the prospectus contained in the registration statement regarding sales of securities pursuant to general instruction I.B.6 during the 12 calendar months prior to the date of the registration statement.

Response 1: The Company has amended the registration statement by including a sentence on the cover page of the prospectus contained in the registration statement regarding sales of securities pursuant to general instruction I.B.6 during the 12 calendar months prior to and including the date of the registration statement.

Comment 2: Please add an exhibit with the form of warrant to the exhibit list of the registration statement.

Response 2: The Company has amended the registration statement by adding an exhibit with the form of warrant to the exhibit list, including an explanatory footnote.

If you have further questions or comments, please fee free to contact me. I am happy to cooperate in any way I can.

Sincerely,

/s/ Amy Trombly, Esq.
Amy Trombly, Esq.